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                              May 7, 2020

       Mario Todd
       Chief Executive Officer
       Stark Focus Group, Inc.
       Suite 3001, 505 6th Street SW
       Calgary AB T2P 1X5

                                                        Re: Stark Focus Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 28,
2020
                                                            File No. 333-237100

       Dear Mr. Todd:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Established Network, page 34

   1. We note your response to prior comment 6. Please revise throughout the filing to clarify that the networks of
contacts and relationships referred to in the prospectus are the past professional
relationships of your chief executive officer and business consultants. In this regard, please
prominently disclose that these contacts and relationships do not have a significant history of
doing business with, or making purchases from, your company
                                                        during its limited
operating history and that you have only nominal sales to date.
 Mario Todd
FirstName LastNameMario Todd
Stark Focus Group, Inc.
Comapany NameStark Focus Group, Inc.
May 7, 2020
Page 2
May 7, 2020 Page 2
FirstName LastName
Exhibits

2. In the last paragraph on page 1 of your opinion, you define "fully paid and non-
         assessable" to mean that shareholders may not be required "to complete payment for the
         Shares..." Please revise your opinion to reconcile your definition of "fully paid and non-
         assessable" with the guidance provided in Staff Legal Bulletin No. 19. In this regard, we note that your opinion might suggest that shareholders are not required to make complete or full payment for their shares.
       You may contact Stephen Kim at (202) 551-3291 or Robyn Manuel at (202) 551-3823 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jonathan Lotz